FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Principal Finance to Purchase Newly Issued Millennium Retailing Shares by Exercising Stock Acquisition Rights]

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 31, 2005	By:	/s/ Hiroshi Tanaka
Hiroshi Tanaka
Senior Managing Director

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Tokyo, 31 January 2005

Nomura Principal Finance to Purchase Newly Issued Millennium Retailing Shares by Exercising Stock Acquisition Rights

Nomura Principal Finance Co., Ltd. (“NPF”), a wholly-owned subsidiary of Nomura Holdings, Inc., announced that today, following a resolution from NPF’s Board of Executive Officers, it exercised first issue stock acquisition rights to purchase newly issued common shares of Millennium Retailing Inc. (“MR”). With this share purchase NPF now becomes the majority shareholder of MR.

1. Overview of Stock Acquisition

Method:	Purchase of newly issued MR shares by exercising First Issue MR Stock Acquisition Rights

Number/Type of Shares:	30,000,000 shares of MR common stock

Total Issue Price:	JPY 30 billion

Issue Price (per share):	JPY 1,000

Voting Rights (%) Before:	43.20%

Voting Rights (%) After:	65.54%

2. Overview of Millennium Retailing Group Key Companies

(Note)	Millennium Retailing Group, structured under MR as a holding company, is a department store group comprising Sogo Co., Ltd. and The Seibu Department Stores, Ltd.

A. Millennium Retailing Inc.

Company name:	Millennium Retailing Inc.

President:	Shigeaki Wada

Location:	1-1-2 Marunouchi, Chiyoda-Ku, Tokyo

Established:	July 25, 1952

Main businesses:	Management service for department store chain companies and other contingent business

No. employees:	339 (as of January 31, 2005)

Capital:	JPY 34,941 million (as of January 31, 2005)

Operating revenue:	JPY 6,821 million (as of February 29, 2004, non-consolidated basis)

Number of shares issued:	76,389 thousand shares (as of January 31, 2005)

Major shareholders:	NPF 65.54% (voting rights), others (as of January 31, 2005)

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B: Sogo Co., Ltd.

Company name:	Sogo Co., Ltd.

President:	Shunichiro Uchimura

Location:	2-18-1, Takashima, Nishi-Ku, Yokohama City, Kanagawa Prefecture

Established:	May 21, 1969

Main business:	Department store business

No. employees:	2,847 (as of January 31, 2005)

Capital:	JPY 130 million (as of January 31, 2005)

Operating revenue:	JPY 452,667 million (as of February 29, 2004, non-consolidated basis)

Number of shares issued:	260 thousand shares (as of January 31, 2005)

Major shareholder:	Millennium Retailing Inc. 100.0% (voting rights) (as of January 31, 2005)

C: The Seibu Department Stores, Ltd.

Company name:	The Seibu Department Stores, Ltd.

President:	Fumiaki Osaki

Location:	1-28-1, Minami Ikebukuro, Toshima-Ku, Tokyo

Established:	March 14, 1940

Main business:	Department store business

No. employees:	2,494 (as of January 31, 2005)

Capital:	JPY 1,000 million (as of January 31, 2005)

Operating revenue:	JPY 529,956 million (as of February 29, 2004, non-consolidated basis)

Number of shares issued:	182,131 thousand shares (as of January 31, 2005)

Major shareholder:	Millennium Retailing Inc. 100.0% (voting rights) (as of January 31, 2005)

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 133 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

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